Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30

	2005	2004

Earnings before income from equity investees	$ 11,001	$ 12,262

Add back:
Fixed charges	$ 60,151	$ 53,937
Amortization of previously capitalized interest	1,822	1,723
Distributed income of Unconsolidated Joint Ventures	18,442	18,372

Deduct:
Capitalized interest	(5,155)	(2,458)
Preferred distributions	(1,230)	(4,739)

Earnings available for fixed charges and preferred dividends	$ 85,031	$ 79,097

Fixed Charges
Interest expense	$ 52,032	$ 45,725
Capitalized interest	5,155	2,458
Interest portion of rent expense	1,734	1,015
Preferred distributions	1,230	4,739

Total fixed charges	$ 60,151	$ 53,937

Preferred dividends	12,300	8,300

Total fixed charges and preferred dividends	$ 72,451	$ 62,237

Ratio of earnings to fixed charges and preferred dividends	1.2	1.3